www.ardaghgroup.com

Ardagh Group S.A.
56, rue Charles Martel
L-2134 Luxembourg

T: +352 26 25 85 55
F: +352 26 38 94 44
E: enquiries@ardaghgroup.com

March 10, 2017

VIA EDGAR AND COURIER

Pamela Long
Assistant Director
Division of Corporation Finance
Office of Manufacturing and Construction
Securities and Exchange Commission
Mail Stop 4631
100 F Street N.E.
Washington, D.C. 20549

Ref.:	Ardagh Group S.A.
Registration Statement on Form F-1
File No. 333-214684

Dear Ms. Long:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective under the Securities Act by 2:00 p.m., Eastern Time, on March 14, 2017, or as soon thereafter as practicable.  Please call Richard Alsop at (212) 848-7333 to provide notice of effectiveness.

Very truly yours,

/s/ Ian Curley
Ian Curley
Chief Executive Officer

Enclosure

cc:                                Frank Pigott, Esq. — United States Securities and Exchange Commission

Richard B. Alsop, Esq. — Shearman & Sterling LLP

Registered in Luxembourg; R.C.S. Luxembourg B160804